SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 46)*

                              CTS Corporation
                              (Name of issuer)

                        Common Stock - No par value
                       (Title of class of securities)

                                126 501 105
                               (CUSIP number)

                              Henry V. Kensing
                      Dynamics Corporation of America
                             475 Steamboat Road
                     Greenwich, Connecticut 06830-7197
                               (203) 869-3211
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              with a copy to:

                               Alan C. Myers
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                                May 9, 1997
                       (Date of event which requires
                         filing of this statement)

          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

     *Amendment No. 46 for Dynamics Corporation of America
      Amendment No. 18 for LTB Investment Corporation




               Dynamics Corporation of America and LTB Investment Corporation hereby amend and supplement their Schedule 13D relating to the shares of common stock of CTS Corporation. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as amended.

     ITEM 4.   PURPOSE OF TRANSACTION.

               Item 4 is hereby amended to add the following at the end thereof:

               On May 9, 1997, DCA, CTS and CTS First Acquisition Corp., a New York Corporation and a wholly-owned subsidiary of CTS ("CTS Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, (i) CTS Acquisition will commence a tender offer to purchase up to 49.9% of DCA's outstanding common shares at a price of $55 per share and (ii) DCA will merge (the "Merger") into CTS Acquisition, with CTS Acquisition surviving, and each outstanding common share of DCA will be converted into the right to receive 0.88 shares of CTS Common Stock. As a result of the Merger, DCA will become a wholly-owned subsidiary of CTS.

               The Merger is subject to shareholder approval and other customary conditions.

               The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as an exhibit hereto and which is incorporated herein by reference.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               The following items are hereby filed as Exhibits to this Schedule 13D:

     Exhibit 1 -    Press Release issued by Dynamics Corporation of
                    America, dated May 12, 1997.

     Exhibit 2 -    Agreement and Plan of Merger, dated as of May 9,
                    1997, among Dynamics Corporation of America, CTS
                    Corporation and CTS First Acquisition Corp.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 12, 1997

                              DYNAMICS CORPORATION OF AMERICA
                              LTB INVESTMENT CORPORATION

                              By:     /s/ Henry V. Kensing
                                   __________________________
                                   Name:  Henry V. Kensing
                                   Title: Vice President



                               EXHIBIT INDEX

     Exhibit No.    Description

     Exhibit 1 Press Release issued by Dynamics Corporation of America, dated May 12, 1997

     Exhibit 2 Agreement and Plan of Merger, dated as of May 9, 1997, among Dynamics Corporation of America, CTS Corporation and CTS First Acquisition Corp.